ARGENTEX MINING CORPORATION

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2015 and 2014 and
for the Years Ended January 31, 2015, 2014 and 2013

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Argentex Mining Corporation

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years ended January 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2015 and 2014 and the results of its operations and its cash flows for each of the three years ended January 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated significant losses from operations and has an accumulated deficit of $44,788,174 which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan & Company LLP”

May 20, 2015	Chartered Accountants

ARGENTEX MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2015 AND 2014
(Stated in U.S. Dollars)

	Note	2015	2014

ASSETS

Current assets
Cash and cash equivalents		$590,925	$2,615,966
Short-term investments	4	477,606	-
Receivables		4,848	4,238
Prepaid expenses and deposits		41,647	45,187
Loan receivable	5	-	260,000

Total current assets		1,115,026	2,925,391

Property and equipment	6	307,022	366,090

Mineral property interest	7	815,000	815,000

Total assets		$2,237,048	$4,106,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$127,696	$247,303
Due to related parties	10	15,910	83,810

Total current liabilities		143,606	331,113

Long term debt	9	28,546	34,966

Total liabilities		172,152	366,079

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding
Common stock, no par value, unlimited authorized Share capital-88,941,317 and 87,992,975 issued and outstanding	12	39,236,683	39,005,790
Additional paid-in capital		7,679,696	7,910,589
Accumulated deficit		(44,788,174)	(43,132,950)
Accumulated other comprehensive loss		(63,309)	(43,027)

Total stockholders' equity		2,064,896	3,740,402

Total liabilities and stockholders' equity		$2,237,048	$4,106,481

Going concern	3
Commitments	15
Subsequent events	17

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

		For the Years Ended
		January 31,
	Note	2015	2014	2013

Expenses

Consulting	10	$395,531	$651,776	$941,385
Depreciation		60,040	61,414	65,760
Director fees	10	27,245	93,727	225,797
Foreign exchange loss (gain)		32,004	283,632	(108,848)
Mineral property interests	7	485,904	1,642,510	5,147,673
Office and sundry		53,461	103,011	141,473
Professional		162,134	459,604	420,027
Rent		52,524	45,168	43,925
Salaries and benefits	10	295,859	372,806	543,256
Shareholder and investor relations		29,158	90,002	248,868
Tax on Argentine bank transactions and on assets		18,852	56,109	74,469
Transfer agent and filing		31,412	79,046	53,351
Travel		22,607	56,788	172,929

Loss before other items		(1,666,731)	(3,995,593)	(7,970,065)

Interest income		3,316	57,275	65,562
Miscellaneous income		17,097	27,271	-
Gain on short-term investments		61,439	-	-
Interest expense		(38,972)	(38,254)	(1,328)

Net loss for the year before income taxes		(1,623,851)	(3,949,301)	(7,905,831)

Income tax expense	16	(31,373)	(14,189)	(22,119)

Net loss for the year		(1,655,224)	(3,963,490)	(7,927,950)

Other comprehensive loss
Unrealized loss on foreign exchange translation		(20,282)	(18,689)	(44,182)

Comprehensive loss for the year		$(1,675,506)	$(3,982,179)	$(7,972,132)

Net loss per share - basic and diluted		$(0.02)	$(0.05)	$(0.11)

Weighted average number of shares outstanding - basic and diluted		88,860,773	79,524,172	71,669,755

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
							Accumulated
	Number				Additional		Other	Total
	of	Par	Number of	Share	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Value	Shares	Capital	Capital	Deficit	Income (Loss)	Equity

Balance at January 31, 2012	-	$-	$71,437,317	$35,223,027	$5,994,447	$(31,241,510)	$19,844	$9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	883,210
Net loss for the year	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation loss	-	-	-	-	-	-	(44,182)	(44,182)
Balance at January 31, 2013	-	-	71,677,317	35,304,627	6,877,657	(39,169,460)	(24,338)	2,988,486

Common stock issued for cash	-	-	8,874,824	2,014,889	418,258	-	-	2,433,147
Issuance of convertible debenture	-	-	-	-	2,300,000	-	-	2,300,000
Partial conversion of convertible debenture	-	-	7,440,834	1,686,274	(1,686,274)	-	-	-
Stock-based compensation	-	-	-	-	948	-	-	948
Net loss for the year	-	-	-	-	-	(3,963,490)	-	(3,963,490)
Foreign currency translation loss	-	-	-	-	-	-	(18,689)	(18,689)
Balance at January 31, 2014	-	-	87,992,975	39,005,790	7,910,589	(43,132,950)	(43,027)	3,740,402

Partial conversion of convertible debenture	-	-	948,342	230,893	(230,893)	-	-	-
Net loss for the year	-	-	-	-	-	(1,655,224)	-	(1,655,224)
Foreign currency translation loss	-	-	-	-	-	-	(20,282)	(20,282)

Balance at January 31, 2015	-	$-	$88,941,317	$39,236,683	$7,679,696	$(44,788,174)	$(63,309)	$2,064,896

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

		For the Years Ended
		January 31,
Note		2015	2014	2013

Cash flows used in operating activities
Net loss for the year		$(1,655,224)	$(3,963,490)	$(7,927,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		60,040	61,414	65,760
Gain on sale of short-term investments		(22,457)	-	-
Miscellaneous income		(17,097)	(27,271)	-
Non-cash interest and penalties		22,984	32,697	-
Stock-based compensation		-	948	883,210
Changes in operating assets and liabilities
Receivables		(610)	29,119	33,736
Prepaid expenses and deposits		3,540	11,770	12,228
Accounts payable and accrued liabilities		(119,607)	(194,335)	(180,439)
Due to (from) related parties		(67,900)	70,171	(14,786)

Net cash used in operating activities		(1,796,331)	(3,978,977)	(7,128,241)

Cash flows used in investing activities
Issuance of loan	5	-	(2,300,000)	-
Receipt of loan repayment and applicable taxes	5	277,097	2,067,271	-
Purchase of short-term investments		(875,655)	-	-
Proceeds on sale of short-term investments		403,730	-	-
Acquisition of equipment		(972)	(6,197)	(38,899)

Net cash used in investing activities		(195,800)	(238,926)	(38,899)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	11	-	2,300,000	-
Proceeds from issuance of capital stock and warrants	12	-	2,433,147	81,600

Net cash provided by financing activities		-	4,733,147	81,600

Effects of foreign currency exchange		(32,910)	(16,420)	(46,625)

(Decrease) increase in cash during the year		(2,025,041)	498,824	(7,132,165)

Cash and cash equivalents, beginning of year		2,615,966	2,117,142	9,249,307

Cash and cash equivalents, end of year		$590,925	$2,615,966	$2,117,142

Supplemental disclosures
Cash paid (received) during the year for:
Taxes		$83,527	$98,183	$109,819
Interest		$(15,777)	$(52,622)	$(69,513)

Non-cash financing transactions
Conversion of convertible debenture into common stock		$230,893	$1,655,224	$-

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to valuation allowances for deferred tax assets, the valuation of warrants and the valuation of stock-based compensation expense. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar (“US$”).

The accounts of the Company are translated into the Company’s reporting currency, the U.S. dollar as follows:

a)	all of the assets and liabilities are translated at the rate of exchange in effect on the date of the balance sheets;

b)	revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions; and

c)	exchange gains and losses arising from translation are included in accumulated other comprehensive income/loss, which is a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net loss for the period.

Fair Value Measurements Financial Instruments

Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements, continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash. Pursuant to ASC 820 and 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of its other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at January 31, 2015 and 2014 as follows:

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of January 31, 2015 and 2014:

January 31, 2015

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents/Short- term investments
Level 1:	Cash	$ 590,921	$ 4	$ 590,925	$ 590,925
Level 1	Short-term investments	$ 475,923 (1)	$ 1,683	$ 477,606	$ 477,606

(1)	Includes an unrealized gain of $40,665 and an unrealized foreign exchange loss of $38,982.

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

The Company’s cash equivalent and trading security instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

Property and Equipment

Equipment is recorded at cost and depreciated using the declining balance method over their estimated useful lives at 20% for furniture, fixtures and exploration equipment and 30% for computer equipment. Buildings are recorded at cost and depreciated using the straight line method over their estimated useful lives of 10 years.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Property Interests

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. The Company assesses the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, development costs will be amortized using the units-of-production method over the established life of the reserve.

As of the date of these financial statements, the Company has yet to establish proven or probable reserves on any of its mineral properties.

Realization of the Company’s investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects. The Company does not carry title insurance. The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets once there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to operations. In addition, asset retirement costs (“ARCs”) would be capitalized as part of the related asset’s carrying value and are depreciated (primarily on a unit-of-production basis) over the asset’s respective useful life. Reclamation costs for future remeditation will be recognized as an ARO and a related ARC in the period when an ARO arises. Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to earnings for reclamation and remediation. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized. The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada, the United States, and Argentina. The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions.

The Company records potential withholding tax, value added tax and mineral property tax liabilities based on management’s estimate of whether and the extent to which taxes may be refunded or deemed payable.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2015, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada on June 8, 2011, management of the Company believes that it may encounter certain uncertain tax positions as follows:

United States Federal Income Tax Consequences

The change in the Company’s corporate jurisdiction for U.S. federal income tax purposes is treated as the transfer of the assets from the United States to Canada. The Company has recognized a gain on the assets held by it at the time of the change in its corporate jurisdiction to the extent that the fair market value of the transferred assets exceeded their respective accounting values. The calculation of the gain was made separately for each asset held by the Company. The determination of fair market value was estimated by the Company’s management and is subject to review by U.S. tax authorities. In addition, the Company may still be treated as a U.S. corporation and taxed on its worldwide income and/or classified as a passive foreign investment company.

Canadian Federal Income Tax Consequences

As a result of the 2011 merger, Argentex Delaware as the non-surviving corporation is considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware is subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of Canadian federal income tax. As a result of the 2011 continuation, Argentex BC is deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, are subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes, continued

As at January 31, 2015, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the period. The per share amounts include the dilutive effect of common stock equivalents in periods with net income. Basic and diluted loss per share is the same due to the anti-dilutive nature of potential common stock equivalents. As of January 31, 2015, the Company had 4,005,000 stock options and 19,436,706 warrants outstanding which were not included in the calculation of net loss per share for the period because they would have been anti-dilutive.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the property or service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management, this is typically considered to be the vesting period of the award. For consultants, the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Recently Adopted Accounting Pronouncements

In June 2014, the FASB issued ASU No. 2014-10, which eliminates the concept of a development stage entity (DSE) from U.S. GAAP and removes:

•	ASC 9153 in its entirety, which contained presentation and disclosure requirements specific to DSEs (e.g., inception-to-date information).
•	The guidance in ASC 810 on evaluating whether a DSE has sufficient equity at risk (one of the criteria used in determining whether an entity is a variable interest entity).

The ASU also clarifies that the disclosure requirements in ASC 275 (i.e., disclosures about risks and uncertainties) apply to entities that have “not commenced planned principal operations.”

As the FASB explains in the ASU, users of DSE financial statements do not find “the DSE distinction, the inception-to-date information, and certain other disclosures currently required by DSEs to be decision useful.”

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Except for the amendments to ASC 810, the ASU is effective for public business entities for reporting periods (including interim periods) beginning after December 15, 2014. For other entities, these amendments are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The amendments to ASC 810 are effective one year later for public business entities and two years later for other entities. Early adoption of the amendments is permitted for “any annual reporting period or interim period for which the entity’s financial statements have not yet been issued.” The Company has early adopted ASU 2014-10 for the year ended January 31, 2015.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Other than the accounting pronouncement discussed above, the Company believes that the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $971,420, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $44,788,174. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of January 31, 2015, the Company held mutual funds valued at $477,606 ($4,128,906 Argentine pesos) (2014-$nil).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 11 and 12, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a loan of $2,300,000 (12,408,500 pesos). The borrower, an Argentine “Mutual”, was the Argentine equivalent of a credit union. The loan was non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest was to be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited guaranteed repayment of the loan.

During the year ended January 31, 2014, $2,040,000 plus taxes of $27,770 equivalent in Argentine pesos on the local exchange gain on the loan repayments, was repaid to the Company, leaving a balance receivable as at January 31, 2014 of $260,000. The final loan installment was repaid to the Company effective March 17, 2014.

NOTE 6 – PROPERTY AND EQUIPMENT

	January 31, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$88,489	$206,472
Equipment	187,199	107,708	79,491
Furniture and fixtures	19,185	12,780	6,405
Computer equipment	60,073	45,419	14,654
	$561,418	$254,396	$307,022

	January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

NOTE 7 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property, the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $787,000 (CDN$1,000,000) or all of the royalty for approximately $1,573,000 (CDN$2,000,000).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued
a)	Pinguino Project, continued

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $787,000 (CDN$1,000,000) or all of the royalty for $1,573,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and during February 2014, submitted a report to the British Colombia government. As a result of the approval of the report, the expiry date of the three mineral tenures was extended to March 1, 2016.

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

	Years
	Ended
	January 31,
	2015	2014	2013

Pinguino:
Assaying, testing and analysis	$19,554	$74,840	$178,337
Camp and supplies	57,102	372,685	1,141,699
Claim maintenance	59,901	42,629	31,243
Drilling	-	425,463	1,680,359
Engineering	148,136	22,415	666,707
Environmental	10,343	12,233	35,518
Geological and geophysical	57,815	254,819	281,229
Metallurgical	1,529	11,230	264,543
Salaries and benefits	81,035	269,537	699,328
Travel and accommodation	3,849	53,302	35,736
	439,264	1,539,153	5,014,699
Condor:
Camp and supplies	-	-	8,260
Claim maintenance	11,866	3,402	12,435
Environmental	824	23,486	-
Geological and geophysical	-	-	15,712
	12,690	26,888	36,407
Contreras and other Santa Cruz:
Assaying, testing and analysis	-	1,535	-
Camp and supplies	9,183	1,541	399
Claim maintenance	(1,468)	6,608	12,646
Environmental	4,085	23,899	4,900
Geological and geophysical	18,284	13,803	248
Salaries and benefits	-	2,538	4,614
Travel and accommodation	-	200	-
	$30,084	$50,124	$22,807

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

	Years
	Ended
	January 31,
	2015	2014	2013

Rio Negro:
Assaying, testing and analysis	$-	$1,016	$496
Camp and supplies	8	2,491	6,596
Claim maintenance	1,181	9,907	54,301
Geological and geophysical	-	3,874	602
Salaries and benefits	-	2,644	6,880
Travel and accommodation	-	83	818
	1,189	20,015	69,693

British Columbia Claims and other:	2,677	6,330	4,067
	$485,904	$1,642,510	$5,147,673

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2015	31, 2014

Accounts payable	$34,956	$123,834
Accrued professional fees	20,847	46,952
Accrued general liabilities	8,206	39,103
Accrued taxes and related interest	63,687	37,414
	$127,696	$247,303

NOTE 9 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso since the date the Company elected to pay in installments, the non-current portion as at January 31, 2015 is approximately $28,546 (2014-$34,966). The current portion in the amount of $3,893 (2014-$4,196) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Salaries and benefits	$233,944	$245,497	$161,199
Consulting	176,986	422,547	394,885
Director fees	27,245	93,727	24,797
Stock-based compensation	-	-	374,535
	$438,175	$761,771	$955,416

As at January 31, 2015 the Company owed directors and officers $15,910 (2014 - $83,810). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012, the Company signed an employment agreement with its current President and CEO, pursuant to which the Company agreed to pay to him an annual salary of CDN$250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012, the Company granted its current President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2015, the Company paid or accrued to its President and CEO salary and benefits of $233,944 (2014-$245,497; 2013-$161,199, including a relocation allowance of $34,048 related to this employment agreement). In addition, consulting fees of $7,237 (CDN$7,000) were paid for services provided prior to this employment agreement. At January 31, 2015, the Company recorded an accrued liability of $7,299 (2014-$4,881) related to this employment agreement.

b)

On January 7, 2011, the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of CDN$12,500 per month. In addition, on January 7, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term, of which 137,500 stock option expired unexercised on January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of CDN$10,000. Effective January 1, 2012, the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. Effective January 1, 2013, respectively, the consulting agreement automatically renewed for one year. On October 1, 2014, but with effect from January 1, 2014, the Company revised and renewed its independent contractor agreement with a company controlled by the Company’s Chief Financial Officer.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS, continued

During the year ended January 31, 2015, the Company paid or accrued consulting fees of $162,522 (2014 - $173,958; 2013 - $181,442) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $103,049) related to this consulting agreement. At January 31, 2015, the Company recorded an accrued liability of $8,611 (2014- $7,028) related to this consulting agreement.

On August 24, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. On November 1, 2012, the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s former Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of CDN$12,500 plus sales tax. In addition, on March 11, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four quarterly installments over 12 months commencing on June 1, 2011.

During the year ended January 31, 2015, the Company recorded consulting fees of $14,464 (2014 - $243,327; 2013 - $192,795) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $110,686) related to this consulting agreement. At January 31, 2015, the Company owed an officer of this Company in the amount of $nil (2014- $71,901).

On August 24, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. Effective March 1, 2012, the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012, the former VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 per month. On November 1, 2012, the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 (CDN$101,675) was paid on February 26, 2014, which included a voluntary payment of approximately $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s former Executive Vice President of Corporate Development.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS, continued

d)

During the year ended January 31, 2015, the Company paid aggregate director fees of $27,245 to six directors (2014 - $93,727; 2013- $24,797 to five directors) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $201,000) related to stock options granted to five directors. In addition, during the year ended January 31, 2015, the Company paid a company related to a former director approximately $nil (2014 - $5,262; 2013 - $13,411) for consulting fees.

Additional related party transactions are disclosed in note 12 to these financial statements.

NOTE 11 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture was convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company was to pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 5 to these financial statements. Terms of the Debenture also limited conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

The Company considered the guidance in the FASB Codification, and determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

During the year ended January 31, 2015, the Company converted the remaining principal balance of $260,000 (2013-$2,040,000) of the convertible debenture. The partial conversion was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 948,342 common shares and 474,171 warrants (2014-7,440,834 common shares and 3,841,829 warrants). Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $29,107 (2014 - $353,726) was credited to additional paid in capital and $230,983 (2014 - $1,686,274) was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0322 -$0.0706 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.64%-2.11%
Expected life of the warrants	4.29-4.96 years
Annualized volatility	87%-93%
Dividend rate	0%

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK

Stock Transactions

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options.

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options.

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.77%
Expected life of the warrants	5 years
Annualized volatility	91%
Dividend rate	0%

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also agreed that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 5).

Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Company shares.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	0.74
Issued	474,171	0.36
Balance at January 31, 2015	19,436,706	$0.64

At January 31, 2015, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
10,804,706	$0.90 (CDN$1.14)	October 26, 2015
8,632,000	$0.31 (CDN$0.40)	July 2, 2018
19,436,706

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. At the Company’s Annual General Meeting held on November 19, 2013, and at the Company’s Annual General and Special Meeting held on November 12, 2014, the Company’s shareholders re-approved its 2012 stock option plan.

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.50 (CDN$0.64), expire in five years on May 11, 2015 and vested in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which was recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.65%
Expected life of the options	5 years
Annualized volatility	93%
Dividend rate	0%

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Stock Options, continued

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.03 (CDN$1.15) per share, expire between August 23 and August 28, 2016 and vested in accordance with the Company’s stock option plan as 337,500 of these stock options vested on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vested on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013. Of the stock options granted, 305,000 were forfeited in prior years and 290,000 were forfeited during the current year. The fair value of these stock options was valued at $761,695 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.6%
Expected life of the options	5 years
Annualized volatility	86%
Dividend rate	0%

On November 1, 2012, the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.27 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. A total of 290,000 of these stock options were forfeited during the prior year and 290,000 were forfeited during the current year. The fair value of these stock options was valued at $540,288 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.16%
Expected life of the options	3 years
Annualized volatility	86%
Dividend rate	0%

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	0.58
Expired	(1,042,500)	0.69
Balance at January 31, 2014	5,315,000	$0.50
Expired	(1,310,000)	0.63
Balance at January 31, 2015	4,005,000	$0.41

The weighted average fair value per stock option granted during the year ended January 31, 2015 was $nil (2014- $nil; 2013 - $0.16).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Stock Options, continued

At January 31, 2015, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
400,000	$0.50 (CDN$ 0.64)	May 10, 2015
2,740,000	$0.24 (CDN$ 0.305)	October 31, 2015
865,000	$0.90 (CDN$1.15)	August 31, 2016
4,005,000

The fair value of stock options granted during the year ended January 31, 2015 was $nil (2014 - $nil; 2013 - $540,288). At January 31, 2015, 4,005,000 (2014 – 5,315,000) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2015 was $nil (2014 - $948; 2013 - $883,210). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Consulting fees	$-	$948	$300,506
Director fees	-	-	201,000
Mineral property interests	-	-	178,677
Salaries and benefits	-	-	203,027
	$-	$948	$883,210

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Risk-free interest rate	N/A	N/A	1.16%
Expected life of options	N/A	N/A	3 years
Annualized volatility	N/A	N/A	81%
Dividend rate	N/A	N/A	0%

As at January 31, 2015, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $nil (2014-$nil).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 13 - SEGMENTED INFORMATION

At January 31, 2015 and 2014, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2015	2014

Identifiable assets
Canada	$622,392	$2,194,131
Argentina	1,614,656	1,912,350
	$2,237,048	$4,106,481

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013

Net loss for the year
Canada	$806,330	$1,753,202	$2,486,208
Argentina	848,894	2,210,288	5,441,742
	$1,655,224	$3,963,490	$7,927,950

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2015		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value

Cash and cash equivalents	Level 1	$590,925	$590,925	$2,615,966	$2,615,966
Short-term investments	Level 1	$477,606	$477,606	$-	$-
Receivables	Level 2	$4,848	$4,848	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable and accrued liabilities	Level 2	$127,696	$127,696	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$15,910	$15,910	$83,810	$83,810
Long term debt	Level 2	$28,546	$28,546	$34,966	$34,966

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2015 and 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and short-term investments. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund. The fund primarily holds Argentine bonds and although the value of the fund has increased since the technical default of the Argentine government in August 2014 on the payment of bond interest payments, it is possible that the outcome of the technical default, if not rectified, may negatively impact the value of the fund. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.

At January 31, 2015 and 2014, the Company had approximately $527,000 and $1,260,000, respectively in U.S. cash, $30,000 and $608,000 in Canadian cash, approximately $25,000 and $51,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and Argentinian Nuevo pesos (“ARSs”) of $182,000 and $6,136,000 in an international bank and $4,129,000 and $nil in a managed fund with an international registered broker dealer. In addition, the Company had a loan receivable of $nil and $260,000 from an Argentine Mutual.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2015, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	182,445	54,997
Short-term investments	4,128,905	-
Receivables	9,488	863
Accounts payable	(170,081)	(7,335)
Long term debt	(246,778)	-
Net exposure	3,903,979	48,525

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, the Company experienced a foreign exchange loss of $32,004 during the year (2014 foreign exchange loss- $283,632; 2013: foreign exchange gain-$108,848).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $48,976 in net loss for the year ended January 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on net loss of the Company.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 15 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $5,734 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011, the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, the Company renewed its agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $850 per month for the first year and ARS $9,360 or approximately $1,100 per month for the second year.

At January 31, 2015, the minimum future lease payments under the Company’s operating leases are as follows:

Fiscal year ended January 31, 2016	$74,820
Fiscal year ended January 31, 2017	$5,414

Consulting Commitments

At January 31, 2015, the minimum future payments under the Company’s consulting contract is as follows:

Fiscal year ended January 31, 2016	$106,205

NOTE 16 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2015, 2014 and 2013 and no taxes were payable at January 31, 2015 and 2014 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 16 – INCOME TAXES, continued

The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Net loss for the year before income tax	$(1,624,000)	$(3,949,000)	$(7,906,000)
Combined federal and provincial tax rate	26%	26%	25%

Expected income tax recovery	(422,000)	(1,020,000)	(1,977,000)
Items not deductible for tax purposes	1,000	21,000	218,000
Effect of foreign exchange changes and adjustments	1,279,000	656,000	39,000
Re-domicile tax effect	-	-	-
Change in valuation allowance	(826,627)	357,189	1,742,119
Income tax provision	$31,373	$14,189	$22,119

At January 31, 2015 and 2014, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2015	2014
Property and equipment and cumulative eligible capital	$12,000	$22,000
Mineral resource expenditures	5,099,000	5,733,000
Financing costs	116,000	189,000
Non-capital losses-Canada	3,482,000	3,591,000
Less: valuation allowance	(8,709,000)	(9,535,000)
	$-	$-

The Company has mineral resources tax assets of approximately $19,609,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $13,396,000 for Canadian income tax purposes.

These losses may be carried forward to reduce taxable income in future years until they expire:

2023	$398,000
2024	690,000
2025	442,000
2026	304,000
2027	978,000
2028	1,916,000
2029	1,040,000
2030	848,000
2031	212,000
2032	1,430,000
2033	1,939,000
2034	1,802,000
2035	1,397,000
$13,396,000

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 16 – INCOME TAXES, continued

During the year ended January 31, 2015, the Company incurred $31,373 (2014-$14,189) in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

At January 31, 2015, the Company has branch tax loss carry forwards in Argentina totaling approximately $2,092,000 that expire as follows:

2016	$148,000
2017	809,000
2018	687,000
2019	331,000
2020	117,000

$2,092,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012. The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizes the open tax years by major jurisdiction: Argentina: 2014

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May t, 2015, the day the consolidated financial statements were issued and determined the following subsequent events and transactions require recognition and/or disclosure:

a)

On February 25, 2015, 900,000 stock options were issued to three of the Company’s independent directors who elected to receive their 2015 director fee in stock options instead of a cash retainer of approximately $4,000 (CDN$5,000) with a term of three years and an exercise price of $0.04 (CDN$0.05). The options vested immediately.

b)	Subsequent to year-end, 510,000 stock options expired with exercise prices ranging from $0.24 to $0.50.

c)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with its President and CEO, providing for a temporary reduction in his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the President and CEO’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If the Company experiences a change in control, the President and CEO would be reimbursed for up to six months’ worth of the temporary reduction.

d)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with a company controlled by the Company’s Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will termporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If the Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.